Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP SUPPORTS THOMPSON CREEK ACQUISITION OF
TERRANE METALS

VANCOUVER, BRITISH COLUMBIA, July 15, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG)
today agreed to support the proposed transaction whereby Thompson Creek Metals Inc. (“Thompson Creek”) will acquire all of the outstanding common and preferred shares of Terrane Metals Corp. (“Terrane”).

Goldcorp controls 58% of the outstanding shares of Terrane through its ownership of 240 million preferred shares and 27.3 million common shares. In conjunction with the Thompson Creek acquisition of Terrane, Goldcorp has agreed to vote its securities in support of the Thompson Creek acquisition. Upon completion of the transaction, Goldcorp will receive proceeds of C$240.5 million in cash and 13.9 million Thompson Creek common shares representing approximately 8% of the outstanding shares.

“Mt. Milligan is a high quality copper-gold project that is ready to move into construction," said Chuck Jeannes, President and Chief Executive Officer.  "The Terrane team has done a great job advancing the project. Thompson Creek provides the financial strength and management to build and operate the mine, bringing benefits to British Columbia and shareholders of both companies. We look forward to being a significant shareholder of Thompson Creek. Goldcorp will deploy the cash proceeds toward the continued development of its industry-leading suite of core gold projects."

BMO Capital Markets acted for Goldcorp as financial advisor and Osler, Hoskin & Harcourt LLP as legal advisor.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:
Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com